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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Insignia Systems, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $.01 par value per share
(Title of Class of Securities)

45765Y105
(CUSIP Number of Class of Securities)

Glen P. Dall
President and Chief Executive Officer
Insignia Systems, Inc.
8799 Brooklyn Blvd
Minneapolis, Minnesota 55445
763-392-6200
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

W. Morgan Burns
Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$12,000,000	$1,637

*
The transaction valuation is estimated solely for purposes of determining the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the maximum dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO. The amount of the filing fee equals $136.40 per million dollars of the transaction valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐
    third-party tender offer subject to Rule 14d-1.

    ☒
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☐
    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (together with the exhibits hereto, this "Schedule TO") relates to a tender offer by Insignia Systems, Inc., a Minnesota corporation (the "Company"), to purchase shares of its common stock, par value $0.01, at a price not greater than $2.35 nor less than $2.15 per share, for an aggregate purchase price of up to $12 million, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 2013 (the "Offer to Purchase") and the accompanying Letter of Transmittal. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

        The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The name of the issuer is Insignia Systems, Inc. The Company's principal executive office is located 8799 Brooklyn Boulevard, Minneapolis, Minnesota 55445 and the telephone number of its principal executive office is 763-392-6200.

        (b)    Securities.    The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth in Section 8 of the Offer to Purchase ("Price Range of Shares") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address.    The Company is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

  •
  Summary Term Sheet;

  •
  Introduction;

  •
  Section 1 ("Number of Shares; Proration");

  •
  Section 2 ("Purpose of the Offer; Certain Effects of the Offer; Additional Background");

  •
  Section 3 ("Procedures for Tendering Shares");

  •
  Section 4 ("Withdrawal Rights");

  •
  Section 5 ("Purchase of Shares and Payment of Purchase Price");

  •
  Section 6 ("Conditional Tender of Shares");

  •
  Section 7 ("Conditions of the Offer");

  •
  Section 9 ("Source and Amount of Funds");

  •
  Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

  •
  Section 14 ("Certain United States Federal Income Tax Consequences"); and

  •
  Section 15 ("Extension of the Offer; Termination; Amendment").

        (b)    Purchases.    The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e)    Arrangements Involving the Subject Company's Securities.    The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a); (b); (c)    Purposes; Use of Securities Acquired; Plans.    The information set forth in Section 2 of the Offer to Purchase ("Purpose of the Offer; Certain Effects of the Offer; Additional Background") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in Section 9 of the Offer to Purchase ("Source and Amount of Funds") is incorporated herein by reference.

        (b)    Conditions.    Not applicable.

        (d)    Borrowed Funds.    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a); (b)    Securities Ownership; Securities Transactions.    The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information set forth in Section 16 of the Offer to Purchase ("Fees and Expenses") is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)    Financial Information.    Not applicable.

        (b)    Pro Forma Information.    Not applicable.

Item 11.    Additional Information.

        (a)   Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 12 of the Offer to Purchase ("Effects of the Offer on the Market for Our Shares; Registration Under the Securities Exchange Act of 1934") and Section 13 of the Offer to Purchase ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (c)    Other Material Information.    The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

        (a); (b); (d); (g); (h)  See the Exhibit Index to this Schedule TO immediately following the signature page.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGNIA SYSTEMS, INC.
Date: July 18, 2013	By:	/s/ JOHN C. GONSIOR John C. Gonsior Vice President, Finance and CFO

 EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated July 18, 2013.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Press Release announcing commencement of the Tender Offer dated July 18, 2013 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on July 18, 2013).
(a)(1)(G)	Memo to employees of Insignia Systems, Inc. dated July 18, 2013.
(b)	Not applicable.
(d)(1)	Insignia Systems, Inc. 2013 Omnibus Stock and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 28, 2013).
(d)(2)	Insignia Systems, Inc. 2003 Incentive Stock Option Plan, as amended (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8, reg. No. 333-182981).
(d)(3)	Insignia Systems, Inc. Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8, Reg. No. 333-182981).
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX